SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT No. 2 to SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934



                             NOEL GROUP, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 655260107
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                              (CUSIP NUMBER)

                             Fir Tree Partners
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                              May 8, 1997
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          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 655260107             13D            Page 2 of 5 Pages

1    NAME OF REPORTING PERSONS                     Fir Tree, Inc.
     S.S. OR I.R.S. IDENTIFICATION NOS.            d/b/a Fir Tree Partners
     OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a) [    ]
                                                   (b) [    ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*                              AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION          USA

NUMBER OF SHARES    7    SOLE VOTING POWER         1,854,300
BENEFICIALLY OWNED
BY EACH REPORTING   8    SHARED VOTING POWER       0
PERSON WITH
                    9    SOLE DISPOSITIVE POWER    1,854,300

                    10   SHARED DISPOSITIVE POWER  0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                              1,854,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                 [    ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN     9.08%
     ROW (11)

14   TYPE OF REPORTING PERSON*                     CO, IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP  No. 655260107             13D            Page  3 of 5 Pages

                AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir
Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr.
Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock, par value $0.01 per share, of Noel Group, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission (the
"Commission") on March 24, 1997, and amended by Amendment No. 1 to Schedule 13D, filed with the
Commission on May 15, 1997 (as amended, the "Amended
Schedule 13D").  The Amended Schedule 13D is hereby
further amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As of May 18, 1997, Fir Tree Partners had invested
(i) $9,003,990 in shares of Common Stock through Fir
Tree Value Fund, (ii) $1,149,785 in shares of Common
Stock through Fir Tree Institutional and (iii) $580,010 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be. On April 28, 1997, the Issuer distributed shares of common stock of HealthPlan Services, valued at approximately $2.64 per share of Common Stock, to its shareholders.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

     As of May 18, 1997, Fir Tree Partners and Mr.
Tannenbaum are beneficial owners of 1,854,300 shares of Common Stock of the Issuer or 9.08% of the shares outstanding. The 1,854,300 shares described above are beneficially owned by Fir Tree Partners and Mr.
Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

     The number of shares beneficially owned by Fir
Tree Partners and Mr. Tannenbaum, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act.
The percentage of beneficial ownership of Fir Tree
Partners and Mr. Tannenbaum on May 18, 1997 is based on
20,421,039 outstanding shares of Common Stock as of April 25, 1997 as reported in the Issuer's Current
Report on Form 8-K, filed with the Securities and Exchange Commission on May 12, 1997.

     (c) The transactions in the Issuer's securities by Fir Tree Partners during the period of May 6, 1997 to May 15, 1997 are listed on Annex A attached hereto and made apart hereof.



CUSIP No. 655260107             13D            Page 4 of 5 Pages

                            ANNEX A


TRANSACTION DATE  BUY/SELL  QUANTITY (SHARES)   PRICE PER SHARE ($)
----------------  --------  -----------------   -------------------

        5/6/97      Buy         98,000            3.4063
        5/6/97      Buy          3,000            3.3125
        5/7/97      Buy         70,500            3.4643
        5/7/97      Buy          7,500            3.4375
        5/8/97      Buy          9,000            3.4375
        5/8/97      Buy         40,000            3.3438
        5/8/97      Buy         25,000            3.3125
        5/8/97      Buy          2,500            3.3125
        5/13/97     Buy          7,500            3.3125
        5/14/97     Buy          2,000            3.3750
        5/14/97     Buy          4,100            3.3125
        5/15/97     Buy          6,000            3.3750
        5/15/97     Buy          2,500            3.3125
                               -------
                               277,600


CUSIP No. 655260107             13D            Page 5 of 5 Pages

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 21, 1997



                              FIR TREE, INC. D/B/A/ FIR TREE PARTNERS


                              By:  /s/ Jeffrey Tannenbaum
                                 -------------------------------------
                                   JEFFREY TANNENBAUM, President



                                 /s/ Jeffrey Tannenbaum
                                 -------------------------------------
                                 Jeffrey Tannenbaum